Exhibit - Calculation of Filing Fee Tables

CALCULATION OF FILING FEE TABLES

SC TO-I/A

(Form Type)

John Hancock GA Mortgage Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$—		$110.20	$—
Fees Previously Paid	$150,000,000.00	(a)		$16,530.00	(b)
Total Transaction Valuation	$150,000,000.00
Total Fees Due for Filing				$16,530.00
Total Fees Previously Paid				$16,530.00
Total Fee Offsets				$—
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest. The fee of $16,530.00 was paid in connection with the filing of the Schedule TO by John Hancock GA Mortgage Trust (File No. 005-93781) on October 11, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.